COMMENTS RECEIVED ON JULY 31, 2007

FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES VIII (File No. 811-03855)

Fidelity Advisor Korea Fund
Fidelity Advisor Emerging Asia Fund

N-14 FILED ON JULY 6, 2007

N-14 Proxy Statement and Prospectus

1. Solicitation Letter

"Question and Answer"

"What are the reasons for and advantages of the proposed merger?
Advisor Korea Fund is a small and narrowly focused fund. The proposed merger of Advisor Korea Fund into Advisor Emerging Asia Fund would provide Advisor Korea Fund shareholders with a larger, more diversified fund that invests in the same geographic region and has a less volatile market history. In addition, if the merger is approved, Advisor Korea Fund's shareholders would benefit from a reduction in total expenses due to Advisor Emerging Asia Fund's 10 bp (0.10%) lower voluntary expense caps."

C: The Staff requests we note that the expense caps can be eliminated at any time.

R: The disclosure will be updated as follows (underlined added):

"What are the reasons for and advantages of the proposed merger?
Advisor Korea Fund is a small and narrowly focused fund. The proposed merger of Advisor Korea Fund into Advisor Emerging Asia Fund would provide Advisor Korea Fund shareholders with a larger, more diversified fund that invests in the same geographic region and has a less volatile market history. In addition, if the merger is approved, Advisor Korea Fund's shareholders would benefit from a reduction in total expenses due to Advisor Emerging Asia Fund's 10 bp (0.10%) lower voluntary expense caps. FMR has voluntarily agreed to reimburse each class of the combined fund at the current expense cap levels of Advisor Emerging Asia Fund through December 31, 2009. Thereafter, these expense caps may be discontinued by FMR at any time."

2. Solicitation Letter

"Question and Answer"

"How would this merger benefit shareholders of Advisor Korea Fund?
The merger would offer shareholders of Advisor Korea Fund access to a larger, more diversified fund that invests in the same geographic region and has the same investment objective. Advisor Korea's shareholders would also benefit from lower expenses after the merger and should see a reduction of 10 basis points in total expenses. Though the fund is expected to distribute capital gains associated with the portfolio repositioning prior to the merger, any securities held by Advisor Korea Fund at the time of the merger will be transferred tax-free. Shareholders also will benefit from a tax-free exchange of their Advisor Korea Fund shares into Advisor Emerging Asia Fund."

C: The Staff requests we clarify the geographic regions that the funds invest in, as they are not really the same.

R: The disclosure will be updated as follows (underlined added; [bracketed] deleted):

"How would this merger benefit shareholders of Advisor Korea Fund?
The merger would offer shareholders of Advisor Korea Fund access to a larger, more diversified fund that invests in [the same] a geographic region that includes Korea and has the same investment objective. Advisor Korea's shareholders would also benefit from lower expenses after the merger and should see a reduction of 10 basis points in total expenses. Though the fund is expected to distribute capital gains associated with the portfolio repositioning prior to the merger, any securities held by Advisor Korea Fund at the time of the merger will be transferred tax-free. Shareholders also will benefit from a tax-free exchange of their Advisor Korea Fund shares into Advisor Emerging Asia Fund."

3. Solicitation Letter

"Question and Answer"

"How do the expense structures of the funds compare?
Each fund pays its management fee and other expenses separately. The management fees and other expenses of the funds vary from year to year, as a percentage of their respective average net assets. FMR has voluntarily agreed to reimburse each class of the funds to the extent that total operating expenses exceed the flowing rates: Advisor Korea Fund Class A, 1.60%; Class T, 1.85%; Class B, 2.35%; Class C, 2.35%; and Institutional Class, 1.35%; and Advisor Emerging Asia Fund Class A, 1.50%; Class T, 1.75%; Class B, 2.25%; Class C, 2.25%; and Institutional Class, 1.25%.

If the merger is approved by shareholders, the combined fund will retain Advisor Emerging Asia Fund's expense structure. In addition, FMR has voluntarily agreed to reimburse each class of the combined fund at the current expense cap levels of Advisor Emerging Asia Fund through December 31, 2009."

C: The Staff questions if the expense caps are voluntary through 2009.

R: The disclosure will be updated as follows (underlined added):

"How do the expense structures of the funds compare?
Each fund pays its management fee and other expenses separately. The management fees and other expenses of the funds vary from year to year, as a percentage of their respective average net assets. FMR has voluntarily agreed to reimburse each class of the funds to the extent that total operating expenses exceed the flowing rates: Advisor Korea Fund Class A, 1.60%; Class T, 1.85%; Class B, 2.35%; Class C, 2.35%; and Institutional Class, 1.35%; and Advisor Emerging Asia Fund Class A, 1.50%; Class T, 1.75%; Class B, 2.25%; Class C, 2.25%; and Institutional Class, 1.25%.

If the merger is approved by shareholders, the combined fund will retain Advisor Emerging Asia Fund's expense structure. In addition, FMR has voluntarily agreed to reimburse each class of the combined fund at the current expense cap levels of Advisor Emerging Asia Fund through December 31, 2009. Thereafter, these expense caps may be discontinued by FMR at any time."

4. Solicitation Letter

"Question and Answer"

"Is the merger considered a taxable event to shareholders for federal income tax purposes?
No. The exchange of shares in a fund merger transaction does not result in a gain or loss for federal or state income tax purposes. In addition, each shareholder's cost basis and holding period of his/her Advisor Korea Fund shares are expected to carry over to the new shares in Advisor Emerging Asia Fund. Nonetheless, Advisor Korea Fund will be required to distribute the fund's realized capital gains to shareholders prior to the merger closing."

C: The Staff requests we modify the underlined sentence above to state that the distribution prior to the merger closing will be taxable.

R: The disclosure will be updated as follows (underlined added):

"Is the merger considered a taxable event to shareholders for federal income tax purposes?
No. The exchange of shares in a fund merger transaction does not result in a gain or loss for federal or state income tax purposes. In addition, each shareholder's cost basis and holding period of his/her Advisor Korea Fund shares are expected to carry over to the new shares in Advisor Emerging Asia Fund. Nonetheless, Advisor Korea Fund will be required to distribute the fund's realized capital gains to shareholders prior to the merger closing, which will be a taxable event to shareholders that are otherwise subject to tax."

5. Synopsis

"How do the funds' expense structures compare?
The following summarizes the expense structures of Advisor Korea and Advisor Emerging Asia:"

C: The Staff believes this heading is misplaced in the document.

R: This heading is intended to refer to expense arrangements the funds have in place and not to their actual expenses, which are covered under a separate heading. To avoid confusion, we have revised the language as follows (underlined added; [bracketed] deleted):

"How do the funds' [expense structures] management and distribution arrangements compare?
The following summarizes the [expense structures] management and distribution arrangements of Advisor Korea and Advisor Emerging Asia:"

6. Synopsis

"Annual Fund and Class Operating Expenses"

C: The Staff would like the Annual Fund and Class Operating Expense tables broken down by class, rather than by fund, to show the expense comparisons for individual classes in the same table.

R: The tables will be reformatted in the next filing.

7. Synopsis

"What additional risks are associated with an investment in Advisor Korea?
Advisor Korea is subject to the following principal risks, which are not principal risks generally associated with an investment in Advisor Emerging Asia:

Geographic Concentration in Korea. Because FMR concentrates the fund's investments in Korea, the fund's performance is expected to be closely tied to social, political, and economic conditions within Korea and to be more volatile than the performance of more geographically diversified funds. In addition, because FMR may invest a significant percentage of the fund's assets in certain industries, the fund's performance could be affected to the extent that the particular industry or industries in which the fund invests are sensitive to adverse social, political, economic, or regulatory developments."

C: The Staff would like to know how much (%) of Advisor Emerging Asia is invested in Korea.

R: As of April 30, 2007, 17.2% of Advisor Emerging Asia was invested in Korea.

8. Synopsis

"What additional risks are associated with an investment in Advisor Emerging Asia?
Advisor Emerging Asia is subject to the following principal risk, which is not a principal risk generally associated with an investment in Advisor Korea:

Geographic Concentration in Asia. Because FMR concentrates the fund's investments in Asia, the fund's performance is expected to be closely tied to social, political, and economic conditions within Asia and to be more volatile than the performance of more geographically diversified funds."

C: The Staff requests we add more specific disclosure regarding the risks of investing in Asia. The Staff also suggests we add disclosure that compares the risks of investing in other countries (i.e. China, etc.) to investing in Korea.

R: Advisor Emerging Asia Fund invests in securities tied economically to Asian emerging markets. We believe that the disclosure regarding the fund's geographic concentration adequately describes the risks of investing in Asia. Accordingly, we have not modified the disclosure.

9. The Proposed Transaction

"Reasons for the Reorganization"

"After shareholder approval of the Reorganization and before the Closing Date, FMR expects to depart from Advisor Korea's policy of normally investing at least 80% of its assets in securities of Korean issuers and other investments that are tied economically to Korea. This will allow FMR to reposition the portfolio to more closely align with Advisor Emerging Asia. As a result, Advisor Korea will incur brokerage commissions and other transaction costs. Based on current holdings, approximately 85% of the portfolio is estimated to turn over, which would result in approximate trading costs (including brokerage commissions, average bid/ask spreads, taxes, and custodian fees, but excluding market impact) of $367,000, or 0.66% of the fund's total net assets. Selling portfolio holdings of Advisor Korea also will result in recognition of a portion of Advisor Korea's unrealized capital gains. As of February 28, 2007, unrealized capital gains represented approximately 25% of Advisor Korea's total assets. Realized capital gains will be distributed to Advisor Korea shareholders prior to the merger as discussed elsewhere in this Proxy Statement. Total transaction costs, capital gains and losses realized, and distributions to shareholders are not measurable in advance."

C: The Staff requests we add disclosure to the tax section that states that the turn over of the portfolio will be a taxable event for shareholders.

R: We will add the following disclosure to the "Federal Income Tax Considerations" section:

"After shareholder approval of the Reorganization and before the Closing Date, FMR expects to reposition the portfolio to more closely align with Advisor Emerging Asia. Based on current holdings, approximately 85% of the portfolio is estimated to turn over, which will result in recognition of a portion of Advisor Korea's unrealized capital gains. Advisor Korea will be required to distribute the fund's realized capital gains to shareholders prior to the merger closing, which will be a taxable event to shareholders that are otherwise subject to tax. As of February 28, 2007, unrealized capital gains represented approximately 25% of Advisor Korea's total assets. Total transaction costs, capital gains and losses realized, and distributions to shareholders are not measurable in advance."

10. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.